James P. Barri 617.570.1105	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
May 5, 2010
VIA EDGAR AND FACSIMILE TRANSMISSION
U.S. Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3561
Washington, DC 20549
Attn: Amanda Ravitz, Branch Chief-Legal
          Michelle Lacko, Staff Attorney
Re:	Vector Group Ltd. Registration Statement on Form S-4 Filed April 20, 2010 File No. 333-166198
Dear Mses. Ravitz and Lacko:
     This letter is being furnished on behalf of Vector Group Ltd. (the “Company”) in response to the comments contained in the letter dated May 4, 2010, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Goodwin Procter LLP, counsel to the Company, with respect to the Company’s Registration Statement on Form S-4 that was filed with the Commission on April 20, 2010 (the “Registration Statement”). The text of the Staff’s comments is set forth below, followed by the Company’s response. The Company is concurrently filing Amendment No. 1 to the Form S-4 (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments, including a supplemental letter (the “Supplemental Letter”). The Company will separately deliver to you a copy of Amendment No. 1 marked to show changes from the Registration Statement first filed with the Commission.
     General
     Comment 1: We note that you are registering the 11% Senior Secured Notes due 2015 and the Guarantees in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Stearling, SEC No-Action Letter (July 2, 1993).

U.S. Securities and Exchange Commission
May 5, 2010

Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Stearling no-action letters.
     Response: The Company has amended its Registration Statement to include the Supplemental Letter which states that the Company is registering the 11% Senior Secured Notes due 2015 (and the related subsidiary guarantees) and making the exchange offer in reliance on the position of the Staff enunciated in the Exxon Capital Holdings Corporation (available May 13, 1988), and the Morgan Stanley & Co. Incorporated (available June 5, 1991) (the “Morgan Stanley Letter”) as interpreted in the Commission’s letter to Shearman & Sterling (available July 2, 1993) (the “Shearman & Sterling Letter”) no-action letters. The Supplemental Letter also includes the representations contained in the Morgan Stanley Letter and the Shearman & Sterling Letter.
Exhibit 5.1
     Comment 2: We note that Vector Tobacco Inc., a guarantor, is a Virginia corporation. Please file with the next amendment opinions of counsel dealing with the legally binding nature of the guarantees for those subsidiary guarantors incorporated under the laws of states other than Delaware.
     Response: The Goodwin Procter llp opinion letter filed as Exhibit 5.1 to Amendment No. 1 (the “Opinion Letter”) has been revised to address Virginia law. Vector Tobacco Inc. is the only subsidiary guarantor incorporated under the laws of a state other than Delaware.

U.S. Securities and Exchange Commission
May 5, 2010

     Comment 3: Please delete the penultimate paragraph. Instead, include all assumptions you made in rendering your opinion.
     Response: We deleted the penultimate paragraph in the Opinion Letter and filed an updated opinion letter as Exhibit 5.1 to Amendment No. 1. We do not believe that we need to include any additional assumptions in our opinion letter in order to deliver it.
* * * * *
As requested in your letter, the Company has acknowledged to us, and granted us the authority to represent to the Commission on its behalf, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or concerns about the Registration Statement or the Company’s response, please do not hesitate to call the undersigned.
Very truly yours,
/s/ James P. Barri
James P. Barri, Esq.
Goodwin Procter llp